Yoshitsu Co., Ltd

May 21, 2021

Via Edgar

Mr. Dietrich King

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Yoshitsu Co., Ltd
Draft Registration Statement on Form F-1
Submitted on December 23, 2020
CIK No. 0001836242

Dear Mr. King:

This letter is in response to the letter dated January 19, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Yoshitsu Co., Ltd (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement”) is being submitted confidentially to accompany this letter.

Prospectus Summary, page 1

1. To balance your disclosure regarding your growth and profitability, please revise the summary to discuss how to date you have financed your operations primarily through bank loans and shareholder working capital funding. In doing so, please disclose the currently outstanding amounts of your short-term and long-term borrowings, as well as their dates of maturity.

In response to the Staff’s comments, we revised our disclosure on pages 1, 32, and 65 of the Amended Draft Registration Statement to discuss how to date we have financed our operations primarily through bank loans and disclose the currently outstanding amounts of our short-term and long-term borrowings, as well as their dates of maturity.

Risk Factors, page 8

2. Please add new risks factors to address (1) your historical reliance on short-term borrowings to fund your operations and the risks such reliance may have for your future growth and (2) the risks associated with having and servicing your short-term and long-term borrowings.

In response to the Staff’s comments, we revised our disclosure on page 8 of the Amended Draft Registration Statement to add new risks factors to address (1) our historical reliance on short-term borrowings to fund our operations and the risks such reliance may have for our future growth and (2) the risks associated with having and servicing our short-term and long-term borrowings.

The business operations and results of operations of our directly-operated physical stores, page 9

3. Please expand your risk factor disclosure to update the status of the pandemic and governmental vaccinations efforts. While your current disclosure at page 37 states that the daily life of Japanese residents is largely back to normal, this disclosure does not appear to address the effect on your business of the recent surges in pandemic-related illnesses in your target markets, including the United States and Canada, or logistical and manufacturing challenges which have delayed the production and administration of widespread global vaccinations. Please revise accordingly.

In response to the Staff’s comments, we revised our disclosure on pages 8, 35, and 36 of the Amended Draft Registration Statement to update the status of the pandemic and governmental vaccinations efforts and address the effect on our business of the recent surges in pandemic-related illnesses in our target markets, including the United States and Canada, and logistical and manufacturing challenges which have delayed the production and administration of widespread global vaccinations.

Our earnings and business growth strategy depend on the success of our franchisees, page 11

4. We note that a single franchisee owns all of your stores in the United States and another franchisee owns all of your stores in Canada. Please revise your risk factor disclosure where appropriate to address the risk posed by your significant reliance on these two franchisees.

In response to the Staff’s comments, we revised our disclosures on page 11 of the Amended Draft Registration Statement to add a new risk factor to address the risk posed by our significant reliance on our two franchisees.

We rely on our relationships with suppliers to purchase high-quality beauty and health products, page 13

5. Please clarify the meaning of the term “prestige suppliers.” Also, please revise to identify your “core brands” and the product sales attributable to these brands. In this regard, it is unclear whether the four suppliers which accounted for 25.9% to 13.4% of your total purchases are your “core brands.” Additionally, please file material agreements with your suppliers and revise under “Suppliers” at page 64, or elsewhere as appropriate, to describe the material terms of such agreements.

In response to the Staff’s comments, we revised our disclosure on pages 12 and 33 of the Amended Draft Registration Statement to clarify the meaning of the term “prestige suppliers” and to identify our “core brands” and the product sales attributable to these brands. Additionally, we filed material agreements with our suppliers and revised our disclosure on page 76 to describe the material terms of such agreements.

Our directly-operated physical stores are all located in Japan, page 15

6. To the extent significant operations are concentrated in specific geographic locations, please provide risk factor disclosure related to the geographic concentrations or tell us why you do not believe such geographic concentrations are material to evaluating your business. In this regard, we note that significant portions of your operations are in Japan, the United States, and Canada. If operations in these different countries subject you to different market forces (for example, different government regulations, consumer preferences, real estate trends, etc.), please revise your disclosure here and in the Business section to highlight these differences.

In response to the Staff’s comments, we revised our disclosure on page 14 of the Amended Draft Registration Statement to add a risk factors related to our operation’s geographic concentrations. In addition, we revised our disclosure on pages 15 and 67 of the Amended Draft Registration Statement to highlight the different market forces in the countries we operate in.

Holders of ADS have fewer rights than shareholders under Japanese law, page 25

7. We note your disclosure that the right of shareholders under Japanese Law to take certain actions, including voting shares and bringing derivative actions, are only available to shareholders of record. To the extent these provisions apply to federal securities laws, describe any questions as to enforceability under federal law, how they will impact your investors, and any significant associated risks. In addition, please revise your disclosure and any related exhibits to state that by agreeing to these provisions, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

In response to the Staff’s comments, we revised our disclosure on page 21 to state that by agreeing to the provisions of the deposit agreement, investors will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

The Company respectfully advises the Staff that it has not selected the depositary bank or negotiated the terms of the deposit agreement in connection with the proposed initial public offering. Accordingly, the Company acknowledges the Staff’s remaining comments with respect to “Holders of ADS have fewer rights than shareholders under Japanese law” and will address those comments in a future amendment to the Amended Draft Registration Statement after the relevant terms of the deposit agreement and the corresponding disclosure have been discussed and agreed upon between the Company and the depositary bank.

Liquidity and Capital Resources, page 42

8. Please revise this section to provide the terms of your outstanding bank loans and shareholder working capital loans, if any. In addition, please disclose in greater detail how management plans to increase your reliance on cash flows provided by operating activities to support your future operations.

In response to the Staff’s comments, we revised our disclosure on pages 46, 47, and 48 of the Amended Draft Registration Statement to (i) provide the terms of our outstanding bank loans, (ii) clarify that we did not have shareholder working capital loans, and (iii) disclose in greater detail how management plans to increase our reliance on cash flows provided by operating activities to support our future operations.

Expand into New Markets by Operating New Stores, page 56

9. Please revise here and in the risk factors section, as appropriate, to describe the financial and logistical challenges associated with your plans for accelerated and geographically expansive growth during the next five years. In this regard, please describe the applicable milestones and related costs of your expansion plans. In addition, please disclose that rapid expansion is a new strategy for your company and address your management’s limited history managing such expansion. Provide similar disclosure regarding your plans to develop your own private label products, as described on page 57.

In response to the Staff’s comments, we revised our disclosure on pages 15 and 67 of the Amended Draft Registration Statement to (i) describe the financial and logistical challenges associated with our plans for accelerated and geographically expansive growth during the next five years, (ii) describe the applicable milestones and related costs, and (iii) disclose that rapid expansion is a new strategy for the Company and address our management’s limited history managing such expansion. We revised our disclosure on pages 17 and 67 of the Amended Draft Registration Statement to provide similar disclosure regarding our plan to develop our own private label products.

Corporate History and Structure, page 58

10. Please revise to describe your anticipated repurchase transaction(s) involving Grand Elec-Tech Limited.

In response to the Staff’s comments, we revised our disclosure on pages 4, 68, 90, 101, F-53, and II-2 to describe our repurchase transactions involving Grand Elec-Tech Limited.

Online Stores, page 61

11. Please provide the basis for your claims that your shopping experience is preferable to that of your competitors. For instance, while you have highlighted that, among other things, your online stores display purchase history, customer reviews, and popular items, and provide links to social media, these features would appear to be standard components of many retail sites. In addition, please describe how, when, and at what cost, if material, you intend to build a “better consumer interface” as noted on page 57.

In response to the Staff’s comments, we revised our disclosure on page 72 of the Amended Draft Registration Statement to clarify that we focus on creating a high-quality online shopping experience for our customers, instead of claiming that our online shopping experience is preferable to that of our competitors. In addition, we revised our disclosure on pages 67 and 75 of the Amended Draft Registration Statement to clarify our plan to refine our online store shopping experience instead of building a better consumer interface and describe how, when, and at what cost we intend to do so.

Franchise Profile and Trademark License Agreements, page 63

12. Please revise to clarify the franchise fee structure, including:

●	whether franchisees are required to pay an initial fee to purchase the franchise;
●	whether additional fees are charged for new franchise locations;
●	whether franchise stores are subject to mandatory requirements contracts; and
●	whether the $1 royalty payment that you have described is made in lieu of future commissions payable on sales.

Further, to the extent that franchise stores may purchase 30% of their products from third parties, please explain whether there are any limitations on the kinds of products that may be purchased from third parties or the sources of such products (i.e., whether your franchise stores may purchase goods from competitors). In addition, please disclose, if applicable, any material arrangements to provide financing to franchisees.

In response to the Staff’s comments, we revised our disclosure on page 74 of the Amended Draft Registration Statement to clarify (i) our franchise fee structure, (ii) that there are no limitations on the kinds of products that may be purchased from third parties or the sources of such products, and (iii) that we do not provide financing to franchisees.

Marketing, page 64

13. In your risk factor on page 15 entitled “If we are unable to conduct our marketing activities cost-effectively” you state that marketing in your target markets is evolving and will require that you employ new marketing methods. Please revise here to describe how you anticipate that your methods will change in the future (including, for example, increased reliance on artificial intelligence or other technology), and the anticipated cost and timing of any new marketing initiatives.

In response to the Staff’s comments, we revised our disclosure on page 75 of the Amended Draft Registration Statement to describe how we anticipate that our methods will change in the future and the anticipated cost and timing of any new marketing initiatives.

Our Relationship with Cosmetics and Pharmaceutical Companies and Key Suppliers, page 65

14. Please describe the requirements that you must meet to qualify as a tier one distributor and quantify, if material, the pricing discount that you are entitled to as a result of such designation.

In response to the Staff’s comments, we revised our disclosure on pages 34 and 76 of the Amended Draft Registration Statement to clarify that (i) we do not need to meet specific requirements before we can directly source from major cosmetics and pharmaceutical companies and (ii) quantify the pricing discount we may receive by directly sourcing from cosmetics and pharmaceutical companies.

Distribution, page 65

15. We note that the disclosure in the prospectus regarding your distribution centers appears to focus primarily on your directly operated stores in Japan. Please revise, where appropriate, to discuss how products are distributed to your franchise stores. We also note that it is unclear how the inventory for your U.S. and Canada stores may differ from that of your directly operated stores in Japan. To the extent that product selections are localized, rather than standardized, please explain how your distribution plans account for regional differences in taste. In this regard, we note your disclosure elsewhere in the prospectus, including in the first risk factor on page 34, that your success substantially depends on the ability to recognize beauty trends and customer demand.

In response to the Staff’s comments, we revised our disclosure on page 76 of the Amended Draft Registration Statement to (i) discuss how products are distributed to our franchise stores, (ii) clarify that the merchandises available for our U.S. and Canada franchise stores are substantially the same as offered in our directly-operated stores in Japan, and (iii) explain how our distribution plans account for different demand of our franchise stores.

Related Party Transactions, page 80

16. Please revise this section to describe the material terms of each of the related party transactions identified in this section.

In response to the Staff’s comments, we revised our disclosure on pages 91, 92, and 93 to describe the material terms of each of the related party transactions identified in the section.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-6

17. Per Note 9 of your financial statement footnotes, during the fiscal year ended March 31, 2020, you had sales to Tokyo Lifestyle Limited (HK) in excess of the amount of the long-term loan receivable due from them, a related party. This long-term receivable agreement was entered into on February 4, 2020--near the end of your fiscal year. Please tell us how you concluded the long-term loan made to a related party line item in your statement of cash flows represented an investing activity, rather than an operating activity. In doing so, explain in detail how you determined this long-term loan was not used to repay accounts receivable owed by Tokyo Lifestyle Limited (HK). Otherwise, revise your statement of cash flows and disclosures throughout the filing accordingly. Refer to ASC 230-10-45-16(a).

In response to the Staff’s comments, we respectfully advise the Staff that the Company determined this long-term loan made to Tokyo Lifestyle Limited (HK) (“TLS”) in its statement of cash flows represented an investing activity, rather than an operating activity, because this long-term loan was not originated or purchased specifically for resale as discussed in ASC 230-10-45-16(a). The purpose of TLS borrowing this long-term loan was to open more physical stores in HK and fund its working capital required for business expansion during the loan agreement period. However, due to the increased severity and uncertainty of the COVID-19 pandemic in Hong Kong during the period from June 2020 to September 2020, TLS postponed its plan to open new physical stores. Therefore, TLS elected to fully repay the entire outstanding balance of this loan by September 30, 2020. We also respectfully advise the Staff that the loan was not used to repay accounts receivable owed by TLS. TLS has adequate cash flow from sales of goods in existing physical stores to repay the accounts receivable it owed. TLS monitored the usage of this loan, and tracked that around $0.6 million was used for payments of physical store rental and renovation costs, $0.7 million for employees’ salaries and third-party services fees and $0.3 million for other miscellaneous expenses. The unused amount was returned in September 2020. Meanwhile, accounts receivable due from TLS as of March 31, 2020 were fully collected as of July 31, 2020.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Mei Kanayama
Name:	Mei Kanayama
Title:	Representative Director

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

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